EXHIBIT 10.2

                         MAGIC SOFTWARE ENTERPRISES LTD.
           THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

     The undersigned hereby appoints Guy Bernstein and Amit Birk, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Magic Software Enterprises Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company to be held on December 18, 2007 at 10:00 a.m. at the offices of the Company, 5 HaPlada Street, Or Yehuda 60218, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Annual General Meeting (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR (I) THE ELECTION OF THE NOMINEES FOR DIRECTOR AND (II) PROPOSALS 2 THROUGH 5 SET FORTH ON THE REVERSE.

                (CONTINUED AND TO BE SIGNED ON THE REVERSE SIDE)


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                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                         MAGIC SOFTWARE ENTERPRISES LTD.

                                DECEMBER 18, 2007

                           PLEASE DATE, SIGN AND MAIL
                             YOUR PROXY CARD IN THE
                            ENVELOPE PROVIDED AS SOON
                                  AS POSSIBLE.

     PLEASE DETACH ALONG PERFORATED LINE AND MAIL IN THE ENVELOPE PROVIDED.

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THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF DIRECTORS AND
"FOR" PROPOSALS 2 THROUGH 5.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [X]
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(1)  The election of seven directors.

     [_]  FOR ALL NOMINEES

     [_]  WITHHOLD AUTHORITY FOR ALL NOMINEES

     [_]  FOR ALL EXCEPT
          (See instructions below)

          NOMINEES:

     (_)  Guy Bernstein
     (_)  Hadas Gazit Kaiser
     (_)  Gad Goldstein
     (_)  Eitan Naor
     (_)  Eli Reifman
     (_)  Naamit Salomon
     (_)  Yehezkel Zeira

INSTRUCTION:        To withhold authority to vote for any individual nominee(s), mark "FOR ALL EXCEPT" and fill in the circle next to each nominee you wish to withhold, as shown here: (X)

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(2)  To approve the terms of compensation of Mr. Eitan Naor, the Company's president, chief executive officer and a director.

                [_] FOR            [_] AGAINST              [_] ABSTAIN

(3) To approve the terms of compensation of Mr. Yehezkel Zeira, one of the Company's directors.

                [_] FOR            [_] AGAINST              [_] ABSTAIN

(4) To approve the Company's 2007 Incentive Compensation Plan, providing for the issuance thereunder of up to 1,500,000 ordinary shares.

                [_] FOR            [_] AGAINST              [_] ABSTAIN


(5) To ratify the appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, as the Company's independent registered public accounting firm for the year ending December 31, 2007.

                [_] FOR            [_] AGAINST              [_] ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. [_]

Signature of Shareholder______Date_____Signature of Shareholder______Date_____

NOTE: PLEASE SIGN EXACTLY AS YOUR NAME OR NAMES APPEAR ON THIS PROXY. WHEN SHARES ARE HELD JOINTLY, EACH HOLDER SHOULD SIGN. WHEN SIGNING AS EXECUTOR, ADMINISTRATOR, ATTORNEY, TRUSTEE OR GUARDIAN, PLEASE GIVE FULL TITLE AS SUCH. IF THE SIGNER IS A CORPORATION, PLEASE SIGN FULL CORPORATE NAME BY DULY AUTHORIZED OFFICER, GIVING FULL TITLE AS SUCH. IF SIGNER IS A PARTNERSHIP, PLEASE SIGN IN PARTNERSHIP NAME BY AUTHORIZED PERSON.